Groundfloor Finance Inc.

OFFICES	MAILING ADDRESS
75 Fifth Street, NW, Suite 2170	75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308	Atlanta, GA 30308

March 10, 2017

VIA EMAIL: (HOUGHB@SEC.GOV)

Mr. Brian Hough

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc.

Post-Qualification Amendment No. 41 filed

February 21, 2017 To Offering Statement on

Form 1-A qualified December 15, 2015 File No. 024-10496

Dear Mr. Hough

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Groundfloor Finance Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A Post-Qualification Amendment, so that it may be qualified on Monday, March 13, 2017.

The Company respectfully informs the staff that no participant in the offering is required to clear its arrangements with FINRA and that at least one state in which the company has sought qualification is prepared to qualify the amendment.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 758-8041. Thank you in advance for your assistance.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory Groundfloor Finance Inc.

cc:	Securities and Exchange Commission
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